Jaime L. Chase	By EDGAR and courier
+1 202 728 7096
jchase@cooley.com

March 23, 2018

Amanda Ravitz

Tim Buchmiller

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C.  20549

Re:                             Entasis Therapeutics Limited
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 24, 2018
CIK No. 0001724344

Dear Ms. Ravitz and Mr. Buchmiller:

On behalf of Entasis Therapeutics Limited (“Entasis” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2018 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on January 24, 2018 (“DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 2. For the Staff’s reference, we have included two copies of DRS Amendment No. 2 marked to show all changes from DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Use of Proceeds, page 68

1.                                      Please reconcile your response to prior comment 3 with your disclosure on page 80 that DNDi will fully fund the Zoliflodacin phase 3 trial.

In response to the Staff’s comment, the Company advises the Staff that the revised estimated project spending will be approximately $75,000 per year, which reflects general overhead expenses associated with its obligations under the collaboration agreement, including travel to meetings of the joint steering committee and maintenance of the Company’s intellectual property in its territories, as well as ongoing costs for active pharmaceutical ingredient stability and drug product storage. DNDi has agreed to fund all of the Phase 3 development costs of zoliflodacin,

Cooley LLP   1299 Pennsylvania Avenue, NW, Suite 700   Washington, DC   20004-2400
t: (202) 842-7800  f: (202) 842-7899  cooley.com

including the manufacture and supply of the product candidate containing zoliflodacin, and will take the lead in Phase 3 clinical development activities. The Company has expanded its disclosure on page 115 of DRS Amendment No. 2.

Funding Arrangements, page 80

2.                                      Please expand your revisions in response to prior comment 7 to clarify the time by which the milestones or conditions must be completed under the agreements referenced in your disclosure.

In response to the Staff’s comment, the Company advises the Staff that the referenced agreements do not contain timelines by which the milestones or conditions must be completed.

Business, page 92

3.                                      Although we note your response to prior comment 9, it continues to appear that you are developing narrow spectrum antibiotics focused on gram-negative bacteria that will be genus or species specific. In an appropriate location, disclose if your intended products could continue to face competition from broad-spectrum front-line antibiotics to the extent those antibiotics retain efficacy. If there are broad-spectrum or front-line products that retain efficacy, disclose the basis on which your intended products would compete.

In response to the Staff’s comment, the Company advises the Staff that it has expanded its disclosure on page 25 of DRS Amendment No. 2.

*                                         *                                         *

Please contact me at (202) 728-7096 or Brent Siler at (202) 728-7040 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:                                Manoussos Perros, Entasis Therapeutics Limited

Michael Gutch, Entasis Therapeutics Limited

Christian Plaza, Cooley LLP

Brent Siler, Cooley LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Scott Lunin, Wilmer Cutler Pickering Hale and Dorr LLP